

October 1, 2010

Vincent K. McMahon
Chief Executive Officer
World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, CT 06902

>   **Re: World Wrestling Entertainment, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed August 9, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 17, 2010**
>   **File No. 001-16131**

Dear Mr. McMahon:

We have reviewed your response letter dated August 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.   Please refer to your response to our prior comment four, as well as your expanded disclosure regarding cash flows from operating activities in the "Liquidity and Capital Resources" section of MD&A. While we acknowledge that you have quantified the impact of additional factors that have affected your cash flows from operations for the comparable reporting periods, we also note that you appear to cite the change in your working capital as part of your explanation for the change in operating cash flows. Given that your financial statements are prepared under the accrual method of accounting, your

reference to the change in working capital may not provide a sufficient basis for a reader to clearly understand any remaining variances in your cash flows attributable to operating activities in terms of cash receipts and cash expenditures. Moreover, the indicated decrease in working capital suggests an increase in cash flow from operating activities, which is contrary to the remaining unexplained variance in your reported cash flows. Please expand your disclosure to discuss any additional material changes in cash flows attributable to operations in terms of cash receipts (e.g., receipts from customers) and cash disbursements (e.g., prepayments of expenditures), in explanation of a substantial portion of the reported change. Please also disclose the reasons for and related underlying drivers of those changes, as applicable. Provide your proposed expanded disclosure as part of your response.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 24

2.   We note your response to our prior comment 11, and we reissue the comment. Please confirm that in future filings you will provide the disclosure regarding Mr. Levesque's compensation required by Item 404(a) of Regulation S-K. If you wish to request confidential treatment of information that otherwise is required to be disclosed, please refer to the substantive and procedural requirements of Staff Legal Bulletin No. 1. However please be advised that Section II.B.2 of Staff Legal Bulletin No. 1 states that "[e]xcept in unusual circumstances, disclosure required by Regulation S-K or any other applicable disclosure requirement is not an appropriate subject for confidential treatment, regardless of the availability of an exemption under FOIA" and specifically identifies "disclosure about related party transactions."

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief